FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of March, 2006


                                  UNILEVER N.V.
                 (Translation of registrant's name into English)

      WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits 99.1 - 99.11 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: March 24, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99.1 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.2 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.3 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.4 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.5 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.6 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.7 Notice to the Netherlands Authority for the Financial Markets dated 22 March 2006

99.8 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.9 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.10 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

99.11 Notice to the Netherlands Authority for the Financial Markets dated 23 March 2006

Exhibit 99.1


   Reporting form for securities transactions in one's own issuing institution
                             (Article 47a Wte 1995)

Part I

1.       the name of the issuing institution                                  : Unilever N.V.

2.       the name of the required reporting party                             : Vindi Banga

Type of security

3.       Type of security                                                     :depositary receipts for shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
                -        Nominal value of the security                        : NLG 1.12
                -        Type of option (call/put/employee option/other)      : not applicable
                -        Exercise price                                       : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above

5.       date of the transaction                                              : 21 March 2006

6.       number of acquired securities by the transaction                     : Conditional Share Award: 2.000
                                                                                Restricted Share Rights: 3.490
                                                                                Bonus in shares: 545 and Matching Shares: 545
7.       number of securities sold by the transaction                         : not applicable

8.       price of the securities                                              : not applicable

9.       Open/close (in the case of options)                                  : not applicable

10.      Location of the performance of the transactions (if the
         transaction occurred via a regulated market)                         : not applicable



Part II

Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

      Categories of parties obligated to make a notification

1     Any person who determines or contributes to the daily management of the                           NO
      institution;

2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;

3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;

4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.

Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   :JAA van der Bijl
Date and city                                                          : 23 March 2006, Rotterdam
Signature

Exhibit 99.2


   Reporting form for securities transactions in one's own issuing institution
                             (Article 47a Wte 1995)
Part I

1.       the name of the issuing institution                                  : Unilever N.V.

2.       the name of the required reporting party                             : Vindi Banga

Type of security

3.       Type of security                                                     : depositary receipts for shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
                -        Nominal value of the security                        : NLG 1.12
                -        Type of option (call/put/employee option/other)      : Executive option
                -        Exercise price                                       : EUR 42.79

Characteristics of the transactions indicated in questions 3 and 4 above

5.       date of the transaction                                              : 22 March 2006

6.       number of acquired securities by the transaction                     : 612

7.       number of securities sold by the transaction                         : 1.788

8.       price of the securities                                              : EUR 57.65

9.       Open/close (in the case of options)                                  : open period

10.      Location of the performance of the transactions (if the
         transaction occurred via a regulated market)                         : Euronext




Part II

Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

      Categories of parties obligated to make a notification

1     Any person who determines or contributes to the daily management of the                           NO
      institution;

2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;

3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;

4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.

Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 23 March 2006, Rotterdam
Signature

Exhibit 99.3


   Reporting form for securities transactions in one's own issuing institution
                             (Article 47a Wte 1995)

Part I

1.       the name of the issuing institution                                  : Unilever N.V.

2.       the name of the required reporting party                             : Harish Manwani

Type of security

3.       Type of security                                                     : depositary receipts for shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
                -        Nominal value of the security                        : NLG 1.12
                -        Type of option (call/put/employee option/other)      : not applicable
                -        Exercise price                                       : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above

5.       date of the transaction                                              : 21 March 2006

6.       number of acquired securities by the transaction                     : Conditional Share Award: 2.000
                                                                                Restricted Share Rights: 3.490
                                                                                Bonus in shares: 557 and Matching Shares: 557
7.       number of securities sold by the transaction                         : not applicable

8.       price of the securities                                              : not applicable

9.       Open/close (in the case of options)                                  : not applicable

10.      Location of the performance of the transactions (if the
         transaction occurred via a regulated market)                         : not applicable



Part II

Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

      Categories of parties obligated to make a notification

1     Any person who determines or contributes to the daily management of the                           NO
      institution;

2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;

3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;

4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.


Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 23 March 2006, Rotterdam
Signature

Exhibit 99.4


   Reporting form for securities transactions in one's own issuing institution
                             (Article 47a Wte 1995)

Part I

1.       the name of the issuing institution                                  : Unilever N.V.

2.       the name of the required reporting party                             : Sandy Ogg

Type of security

3.       Type of security                                                     : NV NY shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
                -        Nominal value of the security                        : NLG 1.12
                -        Type of option (call/put/employee option/other)      : not applicable
                -        Exercise price                                       : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above

5.       date of the transaction                                              : 21 March 2006

6.       number of acquired securities by the transaction                     : Conditional share award: 2.000
                                                                                Restricted share rights: 3.490

7.       number of securities sold by the transaction                         : not applicable

8.       price of the securities                                              : not applicable

9.       Open/close (in the case of options)                                  : not applicable

10.      Location of the performance of the transactions (if the
         transaction occurred via a regulated market)                         : not applicable



Part II

Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

      Categories of parties obligated to make a notification

1     Any person who determines or contributes to the daily management of the                           NO
      institution;

2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;

3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;

4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.


Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 23 March 2006, Rotterdam
Signature

Exhibit 99.5


   Reporting form for securities transactions in one's own issuing institution
                             (Article 47a Wte 1995)

Part I

1.       the name of the issuing institution                                  : Unilever N.V.

2.       the name of the required reporting party                             : John Rice

Type of security

3.       Type of security                                                     : NV NY shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
                -        Nominal value of the security                        : NLG 1.12
                -        Type of option (call/put/employee option/other)      : not applicable
                -        Exercise price                                       : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above

5.       date of the transaction                                              : 21 March 2006

6.       number of acquired securities by the transaction                     : Conditional Share Award (7.825)
                                                                                Restricted share rights (3.490)

7.       number of securities sold by the transaction                         : not applicable

8.       price of the securities                                              : not applicable

9.       Open/close (in the case of options)                                  : not applicable

10.      Location of the performance of the transactions (if the
         transaction occurred via a regulated market)                         : not applicable



Part II

Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

      Categories of parties obligated to make a notification

1     Any person who determines or contributes to the daily management of the                           NO
      institution;

2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;

3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;

4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.


Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 23 March 2006, Rotterdam
Signature

Exhibit 99.6


   Reporting form for securities transactions in one's own issuing institution
                             (Article 47a Wte 1995)
Part I

1.       the name of the issuing institution                                  : Unilever N.V.

2.       the name of the required reporting party                             : John Rice

Type of security

3.       Type of security                                                     : NV NY shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
                -        Nominal value of the security                        : NLG 1.12
                -        Type of option (call/put/employee option/other)      : not applicable
                -        Exercise price                                       : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above

5.       date of the transaction                                              : 21 March 2006

6.       number of acquired securities by the transaction                     : Vesting of 7.525 shares, 2.736 shares were withheld
         for tax, leaving a balance of 4.789 shares

7.       number of securities sold by the transaction                         : 2.736

8.       price of the securities                                              : USD 69.91

9.       Open/close (in the case of options)                                  : not applicable

10.      Location of the performance of the transactions (if the
         transaction occurred via a regulated market)                         : not applicable



Part II

Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?

      Categories of parties obligated to make a notification

1     Any person who determines or contributes to the daily management of the                           NO
      institution;

2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;

3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;

4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.


Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 23 March 2006, Rotterdam
Signature

Exhibit 99.7


Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)



Part I

1.   Name of the issuing institution:               Unilever N.V.

2.   Name of the person obliged to notify:          A. Burgmans

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share,                            43,924            49,194.9           0
nominal value NLG 1.12                    Unilever N.V.

Ordinary shares nominal value NLG 1.12    Unilever N.V.           692               775.04             7,750

Employee / executive option on ordinary   Unilever N.V.           105,800           0                  0
share of nominal value NLG 1.12

TSR-LTIP conditional award in the form    Unilever N.V.           14,654            0                  0
of rights over shares


Sort of security involved in the transaction


4.   type of security                                             : depositary receipts for shares


5    To be filled out if applicable

     Nominal value of the (underlying) share                      : NLG 1.12 (EUR 0.51)

     Option series                                                : not applicable


     Exercise price/conversion rate                               : not applicable

     Expiration date                                              : not applicable

Transaction in the security indicated in questions 4 and 5

6.   Transaction date                                             : 21 March 2006

7a.  Number of securities acquired in the transaction(1)          : Bonus in shares: 581 and matching shares: 581

b.   Number of securities sold in the transaction                 : not applicable

8.   Purchase price and/or selling price                          : not applicable

9.   Transaction according to an investment management agreement:   O YES              X NO


10.  Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share,                            45,086            50,496.3           45.086
nominal value NLG 1.12                    Unilever N.V.

Ordinary shares nominal value NLG 1.12    Unilever N.V.           692               775.04             7,750

Employee / executive option on ordinary   Unilever N.V.           105,800           0                  0
share of nominal value NLG 1.12

TSR-LTIP conditional award in the form    Unilever N.V.           14,654            0                  0
of rights over shares

-
Notification under the 'regular' Wmz 1996




In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.


Capital Interest (total)      %          Voting Rights (total)              %

- Direct actual               %           - Direct actual                   %
- Direct potential            %           - Direct potential                %
- Indirect actual             %           - Indirect actual                 %
- Indirect potential          %           - Indirect potential              %



                    Denominator Capital Interest EUR..........
                    Denominator Voting Rights .................(number)

1. Is this the first notification under section 2 of the Wmz 1996:               yes                     no

2. Is this the first notification the issuing institution concerned:             yes                     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;

- the Capital interest and/or Voting rights are at the disposal of a subsidiary                          O
- the Capital interest and/or Voting rights are held by a third party for the account of
  the Person subject to notification duty                                                                O
- the Voting rights are pursuant to a voting rights agreement                                            O


 Notification form section 2a Wmz 1996

-
What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:


1. Member of the Board of Directors                                                   :  X YES              NO
2. Member of the Board of Directors of an affiliated company                          :    YES            X NO
3. Member of the Supervisory Board                                                    :    YES            X NO
4. Member of the Supervisory Board of an affiliated company                           :    YES            X NO

Is the notification made through the Compliance Officer of the issuing institution    :  X YES              NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                        Date: 23 March 2006

K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com


Signature:______________
          J.A.A. van der Bijl
          Compliance Officer

(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Exhibit 99.8




Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I


1.   Name of the issuing institution:                  Unilever N.V.

2.   Name of the person obliged to notify:             P.J. Cescau

3.   Statement of the total number of securities prior to the transaction
     (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           26,911            30,140.32        26,911

Employee / executive option on ordinary   Unilever N.V.           89,972            0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           17,048            0                0

Conditional performance shares            Unilever N.V.           3,000             0                0


Sort of security involved in the transaction

4.   type of security                                             : depositary receipts for shares

5    To be filled out if applicable

     Nominal value of the (underlying) share                      : NLG 1.12 (EUR 0.51)

     Option series                                                : not applicable

     Exercise price/conversion rate                               : not applicable

     Expiration date                                              : not applicable

Transaction in the security indicated in questions 4 and 5

6.   Transaction date                                             : 21 March 2006

7a.  Number of securities acquired in the transaction(1)          : Conditional share award: 3.000
                                                                    Restricted Share Rights: 6.981
                                                                    Bonus in shares: 2.184 and matching shares:
                                                                    2.184


b.   Number of securities sold in the transaction                 : not applicable

8.   Purchase price and/or selling price                          : EUR

..    Transaction according to an investment management agreement:  O YES              X NO

10.  Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           31.279            35.032,5         31.279

Employee / executive option on ordinary   Unilever N.V.           89,972            0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           24.029            0                0

Conditional performance shares            Unilever N.V.           6.000             0                0



Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.


Capital Interest (total)       %        Voting Rights(total)               %
- Direct actual                %        - Direct actual                    %
- Direct potential             %        - Direct potential                 %
- Indirect actual              %        - Indirect actual                  %
- Indirect potential           %        - Indirect potential               %

                   Denominator Capital Interest EUR .........
                   Denominator Voting Rights .................(number)


1. Is this the first notification under section 2 of the Wmz 1996:                   yes                     no

2. Is this the first notification the issuing institution concerned:                 yes                     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;

- the Capital interest and/or Voting rights are at the disposal of a subsidiary                               O
- the Capital interest and/or Voting rights are held by a third party for the account of
  the Person subject to notification duty                                                                     O
- the Voting rights are pursuant to a voting rights agreement                                                 O


Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:


1. Member of the Board of Directors                                        :     X YES          NO
2. Member of the Board of Directors of an affiliated company:                      YES        X NO
3. Member of the Supervisory Board                                         :       YES        X NO
4. Member of the Supervisory Board of an affiliated company                :       YES        X NO

Is the notification made through the Compliance Officer of the issuing
institution                                                                :    X YES           NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                        Date: 23 March 2006

Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com

Signature:_________________
         J.A.A. van der Bijl
         Compliance Officer

Exhibit 99.9


Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I


1.    Name of the issuing institution:                   Unilever N.V.

2.    Name of the person obliged to notify:              R.D. Kugler

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):



Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           15,329            17,168.5         0

Employee / executive option on ordinary   Unilever N.V.           58,925            0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           10,427            0                0

Performance shares                        Unilever N.V.           2,000             0                0


Sort of security involved in the transaction


4.    type of security                                            : depositary receipts for shares

5     To be filled out if applicable

      Nominal value of the (underlying) share                     : NLG 1.12 (EUR0.51)

      Option series                                               : not applicable

      Exercise price/conversion rate                              : not applicable

      Expiration date                                             : not applicable



Transaction in the security indicated in questions 4 and 5


6.    Transaction date                                            : 21 March 2006

7a.   Number of securities acquired in the transaction(1)         : Conditional share award: 2.000
                                                                    restricted share rights: 4.363
                                                                    Bonus in shares: 725 and
                                                                    matching shares: 725

b.    Number of securities sold in the transaction                : not applicable

8.    Purchase price and/or selling price                         :


9.    Transaction according to an investment management agreement:  O YES                     X NO


10.         Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           16.779            18.729,5         16.7790

Employee / executive option on ordinary   Unilever N.V.           58,925            0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           14.790            0                0

Performance shares                        Unilever N.V.           4.000             0                0




Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.


Capital Interest (total)       %         Voting Rights (total)              %
- Direct actual                %         - Direct actual                    %
- Direct potential             %         - Direct potential                 %
- Indirect actual              %         - Indirect actual                  %
- Indirect potential           %         - Indirect potential               %


                    Denominator Capital Interest EUR.............
                    Denominator Voting Rights ....................(number)

1. Is this the first notification under section 2 of the Wmz 1996:           yes                     no

2. Is this the first notification the issuing institution concerned:         yes                     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a subsidiary                      O
- the Capital interest and/or Voting rights are held by a third party for the account of
  the Person subject to notification duty                                                            O
- the Voting rights are pursuant to a voting rights agreement                                        O




Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:


1. Member of the Board of Directors                                                :  X YES                 NO
2. Member of the Board of Directors of an affiliated company                       :    YES               X NO
3. Member of the Supervisory Board                                                 :    YES               X NO
4. Member of the Supervisory Board of an affiliated company                        :    YES               X NO

Is the notification made through the Compliance Officer of the issuing institution:   X YES                 NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                              Date: 23 March 2006
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com



Signature:_________________
          J.A.A. van der Bijl
          Compliance Officer


(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Exhibit 99.10

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.     Name of the issuing institution:             Unilever N.V.

2.     Name of the person obliged to notify:        R.H.P. Markham

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Ordinary share, nominal value NLG 1.12    Unilever N.V.           27,936            31,288             312,883

Employee option on ordinary share of      Unilever N.V.           88,300            0                  0
nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           14,089            0                  0

Conditional performance shares            Unilever N.V.           2,000             0                  0


Sort of security involved in the transaction

4.     type of security                                                         : depositary receipts for shares

5      To be filled out if applicable

       Nominal value of the (underlying) share                                  : NLG 1.12 (EUR 0.51)

       Option series                                                            : not applicable

       Exercise price/conversion rate                                           : not applicable

       Expiration date                                                          : not applicable


Transaction in the security indicated in questions 4 and 5

6.     Transaction date                                                         : 21 March 2006

7a.    Number of securities acquired in the transaction(1)                      : Conditional share award: 2.000
                                                                                  Restricted share rights: 4.363
                                                                                  Bonus in shares: 913 and
                                                                                  matching shares: 913

b.     Number of securities sold in the transaction                             : not applicable

8.     Purchase price and/or selling price                                      : not applicable



9.     Transaction according to an investment management agreement:    O YES      X NO


10.    Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Ordinary share, nominal value NLG 1.12    Unilever N.V.           29.762            33.333,4           29.762

Employee option on ordinary share of      Unilever N.V.           88,300            0                  0
nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           18.452            0                  0

Conditional performance shares            Unilever N.V.           4.000             0                  0



Notification under the 'regular' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.


Capital Interest (total)        %         Voting Rights (total)              %
- Direct actual                 %         - Direct actual                    %
- Direct potential              %         - Direct potential                 %
- Indirect actual               %         - Indirect actual                  %
- Indirect potential            %         - Indirect potential               %

                  Denominator Capital Interest EUR .................
                  Denominator Voting Rights........................(number)

1. Is this the first notification under section 2 of the Wmz 1996:               yes                     no

2. Is this the first notification the issuing institution concerned:             yes                     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of asubsidiary                           O
- the Capital interest and/or Voting rights are held by a third party for the
  account of the Person subject to notification duty                                                     O
- the Voting rights are pursuant to a voting rights agreement                                            O




Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:


1. Member of the Board of Directors                                                     :     X YES                 NO
2. Member of the Board of Directors of an affiliated company                            :       YES               X NO
3. Member of the Supervisory Board                                                      :       YES               X NO
4. Member of the Supervisory Board of an affiliated company                             :       YES               X NO

Is the notification made through the Compliance Officer of the issuing institution:           X YES                 NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                Date: 23 March 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:________________
          J.A.A. van der Bijl
         Compliance Officer


(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

Exhibit 99.11


Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.     Name of the issuing institution:                Unilever N.V.

2.     Name of the person obliged to notify:           C.J. van der Graaf

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share     Unilever N.V.           7,667             8,587.04           0

Employee / Executive option on ordinary   Unilever N.V.           45,400            0                  0
share of nominal value NLG 1.12

TSR-LTIP conditional award in the form    Unilever N.V.           10,427            0                  0
of rights over shares

Conditional performance shares            Unilever N.V.           2,000             0                  0


Sort of security involved in the transaction

4.     type of security                                           : depositary receipts for shares


5      To be filled out if applicable

       Nominal value of the (underlying) share                    : NLG 1.12 (EUR 0.51)

       Option series                                              : not applicable

       Exercise price/conversion rate                             : not applicable

       Expiration date                                            : not applicable

Transaction in the security indicated in questions 4 and 5

6.     Transaction date                                           : 21 March 2006

7a.    Number of securities acquired in the transaction(1)        : Conditional share award:
                                                                    2.000
                                                                    Restricted Share Rights:
                                                                    4.363
                                                                    Bonus in shares: 737 and
                                                                    matching shares: 737


b.     Number of securities sold in the transaction                : not applicable

8.     Purchase price and/or selling price                         : not applicable



9.     Transaction according to an investment management agreement:     O YES              X NO


10.    Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share     Unilever N.V.           9.141             10.237,9           9.141

Employee / Executive option on ordinary   Unilever N.V.           45,400            0                  0
share of nominal value NLG 1.12

TSR-LTIP conditional award in the form    Unilever N.V.           14.790            0                  0
of rights over shares

Conditional performance shares            Unilever N.V.           4.000             0                  0


Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.


Capital Interest (total)       %          Voting Rights (total)             %
- Direct actual                %          - Direct actual                   %
- Direct potential             %          - Direct potential                %
- Indirect actual              %          - Indirect actual                 %
- Indirect potential           %          - Indirect potential              %

                   Denominator Capital Interest EUR .........
                   Denominator Voting Rights .................(number)


1. Is this the first notification under section 2 of the Wmz 1996:                  yes                     no

2. Is this the first notification the issuing institution concerned:                yes                     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a subsidiary                            O
- the Capital interest and/or Voting rights are held by a third party for the account of
  the Person subject to notification duty                                                                  O
- the Voting rights are pursuant to a voting rights agreement                                              O




Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:


1. Member of the Board of Directors                                                  :      X YES              NO
2. Member of the Board of Directors of an affiliated company                         :        YES            X NO
3. Member of the Supervisory Board                                                   :        YES            X NO
4. Member of the Supervisory Board of an affiliated company                          :        YES            X NO

Is the notification made through the Compliance Officer of the issuing institution:         X YES              NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                              Date: 23 March 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:______________
          J.A.A. van der Bijl
          Compliance Officer


(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!